EXHIBIT 99.1

NXT Energy Solutions Announces Second Quarter 2019 Results

CALGARY, Alberta, Aug. 07, 2019 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced the Company’s financial and operating results for the quarter ended June 30, 2019.  All dollar amounts herein are in Canadian Dollars.

Q2 Financial and Operating Highlights

Key financial and operational highlights for the second quarter and year to date include:

  On May 1, 2019 the Company completed the acquisition phase of its Nigerian SFD® survey valued at approximately US$8.9 Million with PE Energy Limited (“PE”), a Nigerian oil and gas service company.  PE has a contract with the Nigerian National Petroleum Company (“NNPC”), to provide 5,000-line kilometers of SFD® surveys in Nigeria.  NXT’s recommendations are being delivered during the third quarter of 2019.  The Company will also discuss the potential utilization of SFD® technology in NNPC’s future exploration programs based upon the successful completion of the Department of Petroleum Resources (“DPR”) near-shore flight and the initial onshore SFD® data review conducted in April 2019 by the Frontier Exploration Services (“FES”) of NNPC.
  The Company has received US$5.7 million from PE for the SFD® Surveys in Nigeria, including US$4.4 million in July 2019.  The final milestone payments of US$3.2 million for delivery of the final report are expected to be made by the end of the third quarter.
  In February 2019, NXT entered into a Co-operative Agreement with Alberta Green Ventures (“AGV”), to propose up to three SFD® surveys within two years.  The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.   NXT and AGV are evaluating potential SFD® surveys.  The Company has received a US$100,000 non-refundable deposit for this Co-operative Agreement in Q2-19.
  As the result of the Co-operation Agreement between AGV and NXT, the Company has received approval from its shareholders and the Toronto Stock Exchange (“TSX”) to extend the 3,421,648 common share purchase warrants at an exercise price of $1.20 held by AGV for an additional 12 months until February 16, 2020 contingent upon AGV’s performance under the Co-operation Agreement.
  NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America.  This includes an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the agreement, subject to approval from the TSX.
  Survey revenues of $10.95 million were recorded in Q2-19.
  A net income of $8.09 million was recorded for Q2-19, including amortization expense of $0.44 million.
  A net income of $6.32 million was recorded for 2019 YTD, including amortization expense of $0.89 million.
  Operating activities used $0.38 million of cash during Q2-19 and net cash used for financing activities was $0.01 million.
  Operating activities used $1.26 million of cash during 2019 YTD and net cash used for financing activities was $0.02 million.
  Net income per common share for Q2-19 was $0.12 basic and $0.11 diluted.
  Net income per common share for 2019 YTD was $0.09 basic and $0.09 diluted.
  General and administrative costs for the Q2-19 as compared to 2018 have been reduced by $0.343 million or 31% mostly due to a reduction in business development travel, legal costs and some expenditures becoming direct survey costs.
  General and administrative costs for 2019 YTD as compared to 2018 YTD have been reduced by $0.40 million or 19% mostly due a reduction in business development costs, the suspension of the Advisory Board, lower headcount costs and some expenditures becoming direct survey costs.
  Cash and short-term investments at the end of the Q2-19 were $2.96 million.

Message to Shareholders

George Liszicasz, President, and CEO of NXT, commented, “During the second quarter we completed the acquisition of 5,000 line-kilometers of SFD® data, interpreted most of it, and presented milestone results to the clients in late July 2019.  In addition, we were paid almost two thirds of the total $US 8.9 million contract fee based upon milestones completed.  The Company also discussed the potential utilization of SFD® technology in the NNPC’s future exploration programs based upon the successful correlations of SFD® with NNPC’s proprietary seismic data.  During the last week of July a detailed comparison of SFD® data with Department of Petroleum Resources’ (“DPR”) proprietary seismic data was carried out over the near-shore SFD® Pilot Project area designed by DPR.  The results are very encouraging which may lead to new SFD® survey opportunities in Nigeria.  Again, I want to thank NXT’s hard working employees and PE Energy Limited for executing on a successful SFD® project.

Our team has just completed a three week trip which started with data integration and presenting results in Nigeria and ended in Beijing where we built upon our strengths in the West African region through conversations in Beijing with BGP and affiliates.  BGP is the largest seismic company in the world with a significant presence in Africa.”

Summary highlights of NXT's 2019 second quarter and year to date financial statements (with comparative figures to 2018) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's three month and six month periods ended June 30, 2019 unaudited condensed consolidated interim financial statements and the related management's discussion and analysis ("MD&A").

(All in Canadian $)
	Q2-19	Q2-18	2019 YTD	2018 YTD
Operating results:
Survey revenues	$10,954,617	$-	$10,954,617	$-
Survey expenses	1,412,380	267,672	1,790,113	517,434
General & administrative expenses	767,401	1,110,634	1,689,150	2,092,038
Stock based compensation expense	3,775	153,791	7,550	449,075
Amortization and other expenses, net	443,154	447,192	886,851	894,383
Operating expenses	2,626,710	1,979,289	4,373,664	3,952,930
Comprehensive income (loss) for the period	8,085,888	(1,961,114)	6,322,568	(3,915,764)

Earnings (loss) per common share – basic	$0.12	$(0.03)	$0.09	(0.06)
Earnings (loss) per common share – diluted	$0.11	$(0.03)	$0.09	(0.06)

Number of common shares outstanding as at end of the period	68,573,558	67,378,297	68,573,558	67,378,297
Weighted average number of common shares outstanding for the period:
Basic	68,573,558	64,319,452	68,573,558	62,366,678
Diluted	73,267,206	64,319,452	73,274,112	62,366,678

Cash provided by (used in):
Operating activities	(384,271)	(1,942,964)	(1,262,250)	(3,281,872)
Financing activities	(10,554)	4,093,205	(20,931)	8,377,941
Investing activities	900,000	(4,960,007)	2,100,000	(4,310,006)
Net cash inflow (outflow)	505,175	(2,809,766)	816,819	786,063
Cash and cash equivalents, beginning of the period	651,176	3,762,447	339,532	166,618
Cash and cash equivalents, end of the period	1,156,351	952,681	1,156,351	952,681

Cash and cash equivalents	1,156,351	952,681	1,156,351	952,681
Short-term investments	1,800,000	3,900,000	2,654,337	3,900,000
Total cash and short-term investments	2,956,351	4,852,681	3,810,688	4,852,681

Net working capital balance	10,450,774	5,118,990	10,450,774	5,118,990

NXT's 2019 second quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call to discuss the 2019 second quarter financial and operating results are as follows:

Date:	Thursday, August 8, 2019
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-866-323-9095
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	143071#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
Vice President of Finance & Chief Financial Officer	President & CEO
+1 403 206 0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, completion of the milestones and receipt of payments under the SFD® contract with PE Energy Limited, the timing and extent of potential future growth opportunities in new international markets including the potential securing of SFD® contracts, new business ventures, the ability to complete the SFD® recommendations within the contract parameters, and ensuring payments of all contract amounts in accordance with the terms of the contract, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company are described in its most recent MD&A for the three and six month periods ended June 30, 2019, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains references to non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Net working capital is the net result of the difference between current assets and current liabilities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXTs MD&A for the three and six months ended June 30, 2019 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted. The MD&A and the unaudited condensed consolidated interim financial statements and notes for the three and six months ended June 30, 2019, are available through the internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.